                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K


                            REPORT OF FOREIGN ISSUER


                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                            For the month of May 2005

                         COMMISSION FILE NUMBER 0-50841

                                   51JOB, INC.
             (Exact Name of Registrant as Specified in its Charter)


                   21ST FLOOR, WEN XIN PLAZA, 755 WEI HAI ROAD
                   SHANGHAI 200041, PEOPLE'S REPUBLIC OF CHINA
                    (Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                    Form 20-F   X            Form 40-F
                              -----                    -----

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).)

                          Yes                 No   X
                              -----              -----

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).)

                          Yes                 No   X
                              -----              -----

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934.)

                          Yes                 No   X
                              -----              -----

 (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N.A. )
                                                       ------

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     51job, Inc. (the "Registrant") is furnishing under the cover of Form 6-K:

99.1 Notice of Annual General Meeting of Members of 51job, Inc. dated April 22, 2005

99.2 Letter to All Shareholders of 51job, Inc. and JPMorgan Chase Bank dated May 12, 2005

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

                                    SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                51JOB, INC.



                                By: /s/ Rick Yan
                                    --------------------------------------------
                                    Name:  Rick Yan
                                    Title: President and Chief Executive Officer


Date: May 13, 2005

                                  EXHIBIT INDEX

Exhibit    Description
-------    -----------
99.1       Notice of Annual General Meeting of Members of 51job, Inc. dated
           April 22, 2005

99.2 Letter to all Shareholders of 51job, Inc. and JPMorgan Chase Bank dated May 12, 2005

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